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                            November 17, 2023

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY, 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 8,
2023
                                                            File No. 333-273748

       Dear Jiande Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Following the business combination, what will be the Combined Company's liquidity position?, page vii

   1. We note your response to comment 3 and re-issue in part. When known, please revise this table and all other
related tables to address any potential dilution that may result from
                                                        Section 5.18 of the
Business Combination Agreement. Under this section, it appears you may be required to
provide additional financing in equity or equity-linked securities to satisfy any transaction
expenses. We note related disclosure on page 73. Alternatively, please advise if you do
not expect any related dilution.
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany 17,
November  NameRedwoods
              2023         Acquisition Corp.
November
Page 2    17, 2023 Page 2
FirstName LastName
Redwoods' stockholders will experience dilution as a consequence of, among other transactions, the issuance of Redwood Common Stock. . ., page 44

2. We note your response to comment 5 and re-issue. In addition to showing the varying ownership levels in the Combined Company immediately following the consummation of the Transactions, please revise to also show the varying ownership levels based on all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of equity held by founders, the exercise of private and public warrants and the
         Contingent Consideration Shares. To the extent the shares held by the Sponsor incorporate all Founder Shares, please so specify.
Our Research Pipeline, page 123

3. We note your response to comment 11. In the "Information About Anew" section, please expand your disclosure about the in vitro diagnostic product candidates in the first two rows of your pipeline table, or remove these two candidates from the pipeline table.
Unaudited Pro Forma Condensed Combined Financial Information
Note 1--Description of the Business Combination, page 158

4. You continue to disclose on page 158 that "if suitable terms for a PIPE financing cannot be reached, there is a probability the merger will no longer be completed due to insufficient cash." Please address the following regarding your response to prior comment
         17, including your revisions to the registration statement:
             Tell us and revise your disclosure to clarify the extent to which you believe is
              "probable" or "not probable" that the merger will be completed assuming no additional PIPE financing is obtained and redemptions occur at the 100% level.
             As previously requested, to the extent you are unable to complete sufficient additional funding, revise to present a pro forma scenario depicting the maximum level of redemptions at which the merger is still probable of completion.
General

5. Please tell us whether Chardan was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the financial analyses prepared by Redwoods management and reviewed by the board of Redwoods in
         connection with the valuation of ANEW and the comparable company considerations. If
         Chardan was involved in preparing this disclosure, please also include a risk factor describing its role in connection with the preparation of the registration statement and the valuation of ANEW and whether it disclaims any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.
 Jiande Chen
Redwoods Acquisition Corp.
November 17, 2023
Page 3
6. Please disclose whether Chardan assisted in the preparation or review of any materials reviewed by Redwoods' board of directors or management as part of its services to
         Redwoods or ANEW and whether Chardan has withdrawn its association with those materials and notified Redwoods or ANEW of such disassociation. For context, include that there are similar circumstances in which a financial institution is named and that
         Chardan's resignation indicates it is not willing to have the liability associated with such work in this transaction.
7. Please provide us with any correspondence between and/or among Chardan, Redwoods, and ANEW relating to Chardan's resignation.
8. Please provide us with the engagement letter between Redwoods and Chardan. Please disclose any ongoing obligations of Redwoods pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on Redwoods in the registration statement.
9. Please provide us with a letter from Chardan stating whether it agrees with the statements made in your prospectus related to its resignation and, if not, stating the respects in which it does not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Chardan and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Chardan does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. If applicable, disclose that the firm refused to discuss the reasons for its resignation and forfeiture of fees with management and clarify whether
         Chardan performed substantially all the work to earn its fees.
10. Please revise your disclosure, if true, to highlight for investors that Chardan's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that Chardan has been previously involved with the transaction.
11. Please discuss the potential impact on the transaction related to the resignation of Chardan
       from its previous engagement as Redwood   s merger and acquisition
advisor and capital
       markets advisor. We note that Chardan was an underwriter for the IPO of the SPAC and
FirstName LastNameJiande Chen
       will continue to serve as a merger and acquisition and capital markets advisor to ANEW.
Comapany    NameRedwoods
       If Chardan  would haveAcquisition  Corp.
                                played a role in the closing, please disclose
and identify whether
       any  new party will
November 17, 2023 Page 3   be filling Chardan's  role in connection with the
business combination.
FirstName LastName
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany 17,
November  NameRedwoods
              2023         Acquisition Corp.
November
Page 4    17, 2023 Page 4
FirstName LastName
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Giovanni Caruso, Esq.